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               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         SCHEDULE 14D-9
       Solicitation/Recommendation Statement Pursuant to
    Section 14(d)(4) of the Securities Exchange Act of 1934
                      (Amendment No. ___)

                BRAUVIN INCOME PROPERTIES L.P. 6
                   (Name of Subject Company)

                Brauvin Income Properties L.P. 6
             (Name of Person(s) Filing Statement)

                 Limited Partnership Interests
                 (Title of Class of Securities)

                         Not Applicable
             (CUSIP Number of Class of Securities)


    Thomas E. Murphy, Treasurer and Chief Financial Officer
                        Brauvin 6, Inc.
              30 North LaSalle Street, Suite 3100
                    Chicago, Illinois 60602
                         (312) 759-7666
             (Name, address and telephone number of
              person authorized to receive notices
              and communications on behalf of the
                  person(s) filing statement)


                        With a copy to:
                     Leslee M. Cohen, Esq.
     Much Shelist Freed Denenberg Ament & Rubenstein, P.C.
              200 North LaSalle Street, Suite 2100
                    Chicago, Illinois 60601
                         (312) 621-1707

[   ]     Check the box if the filing relates solely to preliminary
communications made before the commencement  of a tender offer.

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Item 1.   Subject Company Information.

     The name of the subject company is Brauvin Income Properties L.P.
6, a Delaware limited partnership (the "Partnership"). The principal executive offices of the Partnership are located at 30 North LaSalle Street, Suite 3100, Chicago, Illinois 60602 and the telephone number of such offices is (312) 759-7660. The general partners of the Partnership are Jerome J. Brault and Brauvin 6, Inc., an Illinois corporation (the "General Partners"). The title of the class of equity securities to which this statement relates is the units of limited partnership interest of the Partnership (the "Units"). The number of Units outstanding as of the date hereof is 7,842.5.

Item 2.   Identity and Background of Filing Person.

     This statement is being filed by the Partnership

     This Statement relates to a tender offer by MP Falcon Fund, LLC, MacKenzie Specified Income Fund, L.P., Accelerated High Yield Institutional Investors, L.P., Accelerated High Yield Institutional Fund, L.P., Accelerated High Yield Pension Investors, L.P., Accelerated High Yield Growth Fund, L.P., MP Value Fund 7, LLC, MP Value Fund 5, LLC, MP Special Fund 5, LLC and Previously Owned Partnerships Income Fund, L.P. (collectively, the "Bidder" or the "Purchaser") disclosed in a Tender Offer Statement on Schedule TO (the "Schedule TO"), dated February 9, 2001 to purchase up to 1,568.5 Units at a purchase price equal to $500 per Unit, less the amount of any distributions declared or made with respect to the Units between February 9, 2001 and March 19, 2001 or such other date to which the Offer (as hereinafter defined) may be extended, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 9, 2001, and the related Letter of Transmittal (the "Offer to Purchase" or the "Offer").

     Based on the information in the Schedule TO, the business address of the person authorized to receive notices and communications on behalf of the Purchaser is Christine Simpson, MacKenzie Patterson, Inc., 1640 School Street, Moraga, California 94556.

Item 3.   Past Contacts, Transactions, Negotiations and Agreements.

     There is no material agreement, arrangement or understanding or any material actual or potential conflict of interest between: (i) the Partnership and the General Partners; (ii) the Partnership and the Purchaser; or (iii) the General Partners and the Purchaser. The General Partners are entitled to receive distributions of the Partnership's operating cash flow and net sale or refinancing proceeds, which amounts are subordinated to certain preferential returns due the limited partners of the Partnership (the "Limited Partners"), as outlined in the Partnership's Restated Limited Partnership Agreement, as amended to date (the "Agreement"). In addition, an affiliate of the General Partners is compensated for providing property management services to the Partnership. The Partnership paid this affiliate of the General Partners approximately $92,569 for the nine months ended September 30, 2000, for such services, pursuant to the terms of the Agreement. In addition, should the General Partners or their affiliates provide services to the Partnership in connection with the sale or refinancing of one of the Partnership's real properties, they will be entitled to a fee for such services; however, it will be subordinated to certain preferential distributions due to the Limited Partners, as set forth in the Agreement.

Item 4.   The Solicitation or Recommendation.

     (a) Solicitation or Recommendation. The Partnership is not expressing an opinion and is remaining neutral towards the Offer to Purchase.

     (b) Reasons. In deciding to remain neutral on the Offer to Purchase, the General Partners considered the fact that, in 1998, the Partnership engaged Landauer Associates, Inc. ("Landauer"), an entity unaffiliated with the Partnership and the General Partners, to undertake a due diligence and market pricing analysis of two of the Partnership's real properties - Delchamps Plaza Shopping Center and Shoppes on the Parkway. Also in 1998, the Partnership engaged Valuation Research Corporation ("Valuation"), an entity unaffiliated with the Partnership and the General Partners, to appraise the Partnership's smallest property, Ponderosa Unit No. 886, located in Garfield Heights, Ohio. The General Partners received the valuation information from Landauer and Valuation in May 1999. By taking the appraised value of the assets, and the cash and cash equivalents held by the Partnership, as of December 31, 1999, and then deducting the mortgage balances, the anticipated selling costs, the Partnership's other liabilities and the estimated wind-up costs of the Partnership, the Partnership estimated that the net liquidation value per Unit as of such date was approximately $1,162.62, which did not include any prior distributions or returns of capital to the Limited Partners.

     In June 1999, the Partnership solicited the consent of the Limited Partners to the sale of all of the Partnership's real estate assets. The Limited Partners subsequently approved the proposed sale, authorizing the General Partners to cause the sale of the three properties for not less than a minimum price equal to 70% of the cumulative appraised value of the properties. Recently, however, the Partnership has experienced the loss of certain tenants of its shopping center properties and, as a result, has not received expressions of interest in the purchase of such properties which would exceed the minimum value set by the Limited Partners.

     Although over 250 potential purchasers have been contacted regarding the sale of the properties and, of those contacted, approximately 120 have registered to receive packages on one or more of the properties, the General Partners are unable to determine the ultimate amount to be actually received by the Limited Partners upon the sale of all of the Partnership's assets. Such amount will be affected by the Partnership's ability to replace lost tenants, as well as items including, but not limited to, the timing of the liquidation of the assets, changes in market conditions, necessary reserves of the Partnership and the sale prices that can be negotiated.

     In reviewing the Offer to Purchase, the General Partners were unable to determine how the Bidder will deal with the provision of the Agreement prohibiting a Limited Partner to transfer less than five Units or make any transfer of his Units if after such transfer he owns less than five Units, as the Offer to Purchase is silent on this matter. However, should a Limited Partner desire liquidity at this time, the Offer to Purchase gives the Limited Partner such an opportunity.

     (c) Intent to Tender. Neither the Partnership nor either of the General Partners or, to the knowledge of the Partnership, any affiliate of the Partnership or either of the General Partners intends to tender the Units that are held of record or beneficially by such person to the Purchaser.

Item 5.   Person/Assets, Retained, Employed, Compensated or Used.

     None.

Item 6.   Interest in Securities of the Subject Company.

     During the past sixty days, none of the persons referred to in Item 1008(b) of Regulation M-A effected any transactions in the subject securities.

Item 7.   Purpose of the Transaction and Plans or Proposals.

     (a) The Partnership has not undertaken or engaged in any negotiations in response to the Offer to Purchase which relates to: (i) a tender offer or other acquisition of the Units by the Partnership, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership; (iii) a purchase, sale or transfer of a material amount of assets by the Partnership; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Partnership.

     (b) There are no transactions, resolutions, agreements in principle or signed contracts in response to the Offer to Purchase that relate to or would result in one or more of the events referred to in
Item 7(a).

Item 8.   Additional Information.

          None.

Item 9.   Exhibits.

     (a) (1) Letter to Limited Partners.

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                           SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 20, 2001


                                 BRAUVIN INCOME PROPERTIES L.P.6

                                 By:  Brauvin 6, Inc.,
                                      Corporate General Partner

                                      By:  /s/ Jerome J. Brault
                                          Jerome J. Brault,
                                          President

                                 By:  /s/ Jerome J. Brault
                                      Jerome J. Brault,
                                      General Partner


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                                                 Exhibit (a)(1)
February 20, 2001


Dear Limited Partner, Brauvin Income Properties L.P. 6:

Please be advised that, on February 9, 2001, the General Partners received an unsolicited tender offer to purchase up to 1,568.5 of the outstanding Limited Partnership Units of the Partnership for $500 per Unit. The offer is being made in part by a group that currently owns approximately 5.7% of the outstanding Units. You have recently received information regarding this offer.

At this time, the General Partners have not made a decision as to the particular merits or risks to you, as a Limited Partner, associated with the tender offer.

In 1998, we engaged Landauer Associates, Inc. ("Landauer"), an entity unaffiliated with the Partnership and the General Partners, to undertake a due diligence and market pricing analysis of two of the Partnership's real properties - Delchamps Plaza Shopping Center and Shoppes on the Parkway. Also in 1998, we engaged Valuation Research Corporation ("Valuation"), an entity unaffiliated with the Partnership and the General Partners, to appraise the Partnership's smallest property, Ponderosa Unit No. 886, located in Garfield Heights, Ohio. We received the valuation information from Landauer and Valuation in May 1999. By taking the appraised value of the assets, and the cash and cash equivalents held by the Partnership, as of December 31, 1998, and then deducting the mortgage balances, the anticipated selling costs, the Partnership's other liabilities and the estimated wind-up costs of the Partnership, we estimated that the net liquidation value per Unit as of such date was approximately $1,162.62, which did not include any prior distributions or returns of capital to the Limited Partners.

In June 1999, the Partnership solicited the consent of the Limited Partners to the sale of all of the Partnership's real estate assets. The Limited Partners subsequently approved the proposed sale, authorizing us to cause the sale of the three properties for not less than a minimum price equal to 70% of the cumulative appraised value of the properties. Recently, however, the Partnership has experienced the loss of certain tenants of its shopping center properties and, as a result, has not received expressions of interest in the purchase of such properties which would exceed the minimum value set by the Limited Partners.

Although over 250 potential purchasers have been contacted regarding the sale of the properties and, of those contacted, approximately 120 have registered to receive packages on one or more of the properties, we are unable to determine the ultimate amount to be actually received by the Limited Partners upon the sale of all of the Partnership's assets. Such amount will be affected by the Partnership's ability to replace lost tenants, as well as items including, but not limited to, the timing of the liquidation of the assets, changes in market conditions, necessary reserves of the Partnership and the sale prices that can be negotiated. The value, therefore, could be more or less than the $1,162.62 estimated in 1999.

You will have to make the determination as to whether to wait for the liquidation of the Partnership's assets or to sell your interest now at the tender offer price. We do recommend, however, that if you choose to sell your interest prior to liquidation, you consider other options for sale, including the informal secondary market for the Units. If you would like further details regarding the informal secondary market, please consult with your broker or registered representative. Nonetheless, if you are primarily interested in liquidating your Units immediately, the tender offer gives you this opportunity. Additionally, there can be no assurance that a better offer for the purchase of your Units may be available now or in the future. Please be advised that by accepting this or any other potential tender offer, you will no longer have ownership interest in the Partnership's assets; thus, you will not share in any potential change in their value. If you choose to pursue the tender offer, payment will come directly from the outside group of investors.

As a reference point, on February 15, 2000, the Partnership paid you an annualized yield of 8% based on your current capital account. However, we have temporarily deferred distributions since such date and will likely continue to defer distributions until we have: (i) received feedback from the Partnership's mortgage lender regarding its willingness to modify certain loan terms with respect to the Delchamps Shopping Center; (ii) identified a replacement tenant for the largest former tenant in such shopping center; or
(iii) improved the current level of occupancy at Shoppes on the Parkway. As always, if you have any questions regarding your investment, please do not hesitate to contact us.

                                      Sincerely,



                                      Jerome J. Brault
                                      Managing General Partner